UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INLAND AMERICAN REAL ESTATE TRUST, INC.

(Name of Subject Company)

INLAND AMERICAN REAL ESTATE TRUST, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Mr. Thomas P. McGuinness

President and Chief Executive Officer

Inland American Real Estate Trust, Inc.

2809 Butterfield Road

Oak Brook, Illinois 60523

(855) 377-0510

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Michael J. Choate, Esq.

Proskauer Rose LLP

Three First National Plaza

70 West Madison

Suite 3800

Chicago, Illinois 60602-4342

(312) 962-3567

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Tender Offer”) by MacKenzie Realty Capital, Inc. and MacKenzie Capital Management, LP (together, the “Offeror”) to purchase up to 1,000,000 shares of the outstanding common stock, par value $0.001 per share (the “Common Stock”), of Inland American Real Estate Trust, Inc., a Maryland corporation (the “Company”), at a price equal to $2.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offeror with the Securities and Exchange Commission (the “SEC”) on March 25, 2015 (the “Offer to Purchase”).

As discussed below, the board of directors of the Company unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their shares of Common Stock for purchase pursuant to the Offer to Purchase.

Item 1.	Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office is as follows:

Inland American Real Estate Trust, Inc.

2809 Butterfield Road

Oak Brook, Illinois 60523

(855) 377-0510

This Schedule 14D-9 relates to the Common Stock, of which there were 861,824,777 shares outstanding as of March 23, 2015.

Item 2.	Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Offeror pursuant to which the Offeror has offered to purchase, subject to certain terms and conditions, up to 1,000,000 shares of Common Stock at the Offer Price pursuant to its Offer to Purchase. Unless the Tender Offer is extended by the Offeror, the Tender Offer will expire at 11:59 p.m., Pacific Time, on May 8, 2015.

According to the Offeror’s Schedule TO, the business address and telephone number for the Offeror is 1640 School Street, Moraga, CA 94556, (925) 631-9100 ext. 1024.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest: (i) between the Company or its affiliates and the Offeror and their respective executive officers, directors or affiliates; or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Item 11 – Executive Compensation,” “Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13 – Certain Relationships and Related Transactions, and Director Independence” in Amendment No. 1 to the Company’s Annual Report on Form 10-K, filed with the SEC on April 30, 2014 (incorporated herein by reference).

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation or Recommendation.

The board of directors has reviewed the terms of the Tender Offer. Based on its review, the board of directors unanimously recommends that Stockholders reject the Tender Offer and not tender their shares for purchase by the Offeror pursuant to the Offer to Purchase.

The board of directors cautions that each Stockholder must individually evaluate whether to tender his, her or its shares of Common Stock to the Offeror pursuant to the Offer to Purchase and that an individual Stockholder may determine whether to tender based on, among other things, his, her or its individual liquidity needs. The board of directors acknowledges that, because the Common Stock is not listed on an exchange and there is not otherwise an established public trading market for the Common Stock, Stockholders currently have few alternatives available to sell some of or all their Common Stock. Additionally, the Company’s Second Amended and Restated Share Repurchase Program, which provided limited liquidity for Stockholders in the event of death or for Stockholders having a “qualifying disability” or confined to a “long-term care facility” (the “Death and Disability SRP”), was suspended effective February 28, 2014.

The board of directors suggests Stockholders carefully consider all the factors discussed below and in the Offer to Purchase before deciding to participate in the Tender Offer.

(b)	Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the board of directors considered the following factors based on its review of the Offer to Purchase in evaluating the merits of the Tender Offer and in support of its recommendation that Stockholders reject the Tender Offer and not tender their shares in the Tender Offer:

•	On February 24, 2015, the Company announced an estimated value per share of the Common Stock equal to $4.00 per share as of February 4, 2015, $2.00 per share (or 100%) above the Offer Price. As previously disclosed to stockholders, the estimate is based on certain assumptions and subject to certain limitations all discussed in the Company’s filing on Form 8-K dated February 24, 2015. The Company does not intend to update this estimate until the end of 2015. Any revised estimate may be higher or lower than $4.00 per share.

•	According to an independent secondary market auction provider, in March 2015 to date, sale prices of the shares of Common Stock on such provider’s platform have ranged from $2.87 to $3.22 per share. The foregoing information does not constitute the comprehensive transaction reporting of a securities exchange. Accordingly, the Company does not know whether the foregoing information is accurate or complete. The Company is unaware of any other recent trading prices.

•	The Company currently pays distributions at an annualized rate of $0.13 per share, which equates to a yield of 3.25% per share based on the estimated per share value of $4.00 as of February 4, 2015 that the Company announced on February 24, 2015. Although the board of directors cannot provide any guarantee that the Company will maintain its recent rate of distributions in the future, Stockholders that choose to participate in the Tender Offer by selling their shares to the Offeror will lose all rights attendant to the shares including the right to receive all future distributions, including any distributions made or declared after the expiration date of the Tender Offer. Further, a Stockholder who chooses to participate in the Tender Offer would need to reinvest the $2.00 of per share proceeds in an investment with a distribution yield of 6.5% in order to receive the same $0.13 per share annualized distribution currently paid by the Company.

•	There is no guarantee that the Tender Offer can or will be completed as soon as the Offeror implies. The Tender Offer does not expire until May 8, 2015 at the earliest. This date may be extended by the Offeror in its sole discretion. In addition, if more than 1,000,000 shares of Common Stock are validly tendered in the Tender Offer and not withdrawn, the Offeror will accept shares of Common Stock from tendering Stockholders (who do not elect the “All or None” option) on a pro rata basis.

•	The Offeror expressly reserves the right to amend the terms of the Tender Offer, including by decreasing the Offer Price or by changing the number of shares being sought or the type of consideration, at any time before it expires. Although any amendment will be followed by a public announcement, the Offeror does not have an obligation to otherwise communicate that amendment to Stockholders.

(c)	Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company intends to tender or sell shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Tender Offer. Further, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates intends to tender or sell shares of Common Stock held of record or beneficially by such person or entity for purchase pursuant to the Tender Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Tender Offer.

Item 6.	Interest in Securities of the Subject Company.

Based on the Company’s records and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information.

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should be,” “will,” “predicted,” “likely” or other words or phrases of similar import. Similarly, statements that describe or contain information related to matters such as the Company’s intent, belief or expectation with respect to its financial performance, strategic transactions, investment strategy and portfolio, cash flows, legal proceedings, acquisitions and dispositions, the amount and timing of its anticipated future cash distributions, its growth prospects and other matters are forward-looking statements. These forward-looking statements often reflect a number of assumptions and involve known and unknown risks, uncertainties and other factors that could cause the Company’s actual results to differ materially from those currently anticipated in these forward-looking statements. In light of these risks and uncertainties, the forward-looking events might or might not occur, which may affect the accuracy of forward-looking statements and cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the section entitled “Part I—Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 13, 2014 (incorporated herein by reference), as updated by the section entitled “Part II—Item 1A. Risk Factors” in the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 7, 2014 (incorporated herein by reference).

The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, except as may be required by applicable law. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as may be required by applicable law.

Item 9.	Exhibits.

Exhibit	Description

(a)(1)	Postcard to Inland American Real Estate Trust, Inc. Stockholders, dated March 26, 2015

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2015

By:	/s/ Jack Potts
Name:	Jack Potts
Title:	Executive Vice President – Chief Financial Officer and Treasurer